MARIMED INC.

10 Oceana Way

Norwood, Massachusetts 02062

April 27, 2021

FILED VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Technology

Washington, DC 20549

Attn: Mr. Mitchell Austin, Staff Attorney

Re:	MariMed Inc. (the “Company”)
Registration Statement on Form S-3, SEC File No. 333-255338
(the “Registration Statement”)

Dear Mr. Austin:

In connection with the proposed public offering of Company securities under the above referenced Registration Statement, the Company hereby requests, pursuant to Rule 461(a) under the Rules and Regulations promulgated under the Securities Act of 1933, as amended, that the Registration Statement become effective at 4.00 p.m. Eastern Daylight Savings Time, on Wednesday, April 28, 2021, or as soon thereafter as practicable.

With respect to this request the Company acknowledges that:

●	Should the Commission or the staff, acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;

●	The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the Registration Statement effective does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

●	The Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

MARIMED INC.

By:	/s/ Jon R. Levine
Jon R. Levine
Chief Financial Officer